UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: September 2011
Commission File Number: 001-14684
Shaw Communications Inc.
(Translation of registrant’s name into English)
Alberta
(Jurisdiction of incorporation or organization)
Suite 900
630 - 3rd Avenue S.W.
Calgary, Alberta
T2P 4L4
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Exhibit 1 contained in this report on Form 6-K shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby is incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

EXHIBITS

Exhibit	Description

1	Material Change Report — September 12, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 12, 2011 Shaw Communications Inc.

By: (signed) “Steve Wilson” Steve Wilson Senior Vice-President and Chief Financial Officer Shaw Communications Inc.